UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D



                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         CORGENIX MEDICAL CORPORATION
                               (Name of Issuer)

                     ------------------------------------


                   Common Stock, $0.001 par value per share
                        (Title of Class of Securities)

                     ------------------------------------


                                  218724102
                                (CUSIP Number)

                     ------------------------------------


                                                   With copies to:
          Dr. Luis R. Lopez                      Sara A. Moon, Esq.
         12061 Tejon Street                  Davis, Graham & Stubbs LLP
      Westminster, Colorado 80234          4410 Arapahoe Avenue, Suite 200
           (303) 457-4345                      Boulder Colorado  80303
                                                   (303) 544-5900

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                      ------------------------------------


                                 August 28, 1998
             (Date of Event which Requires Filing of this Statement)

                      ------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 pages

CUSIP No. 218724102                SCHEDULE 13D                Page 2 of 6 Pages


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Dr. Luis R. Lopez

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /  /
                                                          (b) /  /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                              /  /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY               1,460,310
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
     PERSON
      WITH        9   SOLE DISPOSITIVE POWER

                         1,307,310

                 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,460,310

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /  /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 11.99%, based upon 12,180,259 shares of Common Stock outstanding as of the date hereof.

 14  TYPE OF REPORTING PERSON*

        IN

Corgenix Medical Corporation                                   Page 3 of 6 Pages
SCHEDULE 13D                                                     October 7, 1998

ITEM 1.     SECURITY AND ISSUER.

      The equity securities to which this statement on Schedule 13D relates is the common stock, par value $.001 per share ("Common Stock"), of Corgenix Medical Corporation, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 12061 Tejon Street, Westminster, Colorado 80234.


ITEM 2.     IDENTITY AND BACKGROUND.

      (a)   Dr. Luis R. Lopez

      (b)   12061 Tejon Street
            Westminster, Colorado 80234

      (c)   Employment: Chief Executive Officer, Corgenix Medical Corporation

      (d) - (e)

            During the last five years, Dr. Lopez has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f)   United States


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Of the 1,460,310 shares of Common Stock beneficially owned by Dr. Lopez, 1,307,310 were acquired by Dr. Lopez on May 22, 1998 pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 12, 1998, by an among Gray Wolf Technologies, Inc., Gray Wolf Acquisition Corp. and REAADS Medical Products, Inc. ("REAADS"). Dr. Lopez acquired such shares in exchange for his ownership interest in REAADS. The remaining 153,000 shares of Common Stock beneficially owned by Dr. Lopez are held by Transition Partners Limited; Dr. Lopez has the power to vote such shares, but disclaims beneficial ownership of such shares.

Corgenix Medical Corporation                                   Page 3 of 6 Pages
SCHEDULE 13D                                                     October 7, 1998


ITEM 4.     PURPOSE OF TRANSACTION.

      Dr. Lopez acquired 1,307,310 shares of the Common Stock beneficially owned by him in connection with the Merger Agreement. Dr. Lopez also acquired voting control of the remaining 153,000 shares of Common Stock held by Transition Partners Limited in connection with the transactions contemplated by the Merger Agreement. Except as described below, Dr. Lopez has no plans or proposals that would result in any of the events or outcomes listed in (a) through (j) of this
Item 4.

      (a) In connection with the consummation of the transactions contemplated by the Merger Agreement, Dr. Lopez has the right to receive up to an additional 854,451 shares of Common Stock (the "Contingent Shares"). The Contingent Shares are issuable to Dr. Lopez and other former holders of REAADS common stock upon the occurrence (or non-occurrence) of certain events, as described below.

            The Contingent Shares are issuable from time to time on each of the following events: (i) the conversion of one or more shares of the Company's authorized but unissued Series A 5% Convertible Preferred Stock (the "Series A Preferred Stock") to Common Stock or the exercise of one or more common stock purchase warrants issued in connection with the Series A Preferred Stock ("Preferred Warrants") (the foregoing being referred to as a "Preferred Issue Event"), in which case the maximum number of Contingent Shares issuable to Dr. Lopez is 427,225 shares, (ii) November 23, 1998, if as of such date the Company has sold less than $1,000,000 of Series A Preferred Stock (the "November 23, 1998 Issue Event"), in which case the maximum number of Contingent Shares issuable to Dr. Lopez is 854,451 shares less (a) the number of shares of Common Stock issuable upon conversion of all then outstanding Series A
            Preferred Stock and exercise of all Preferred Warrants and less
            (b) four times the dollar amount of Series A Preferred Stock sold by the Company as of such date.

            The Contingent Shares are issuable to the former shareholders of REAADS without payment of additional consideration. The former shareholders of REAADS may not assign, sell, transfer, pledge or otherwise hypothecate or encumber their right to receive Contingent Shares; they may, however, transfer their right to receive Contingent Shares by will, gift and laws of descent and intestacy.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

       (a) Dr. Lopez beneficially owns an aggregate of 1,460,310 shares of Common Stock, representing approximately 11.99%, of the issued and outstanding Common Stock. Such shares include 153,000 shares held by Transition Partners Limited, as to which Dr.
            Lopez has the power to vote.

Corgenix Medical Corporation                                   Page 4 of 6 Pages
SCHEDULE 13D                                                     October 7, 1998


      (b) Of the 1,460,310 shares of Common Stock beneficially owned, Dr. Lopez has sole voting and dispositive power over 1,307,320 shares and has sole voting power and no dispositive power over an additional 153,000 shares held by Transition Partners Limited, a consultant to the Company.

      (c)   None

      (d) Transition Partners Limited has the right to receive dividends and the proceeds from the sale of 153,000 shares of Common Stock beneficially owned by Dr. Lopez.

      (e)   Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to a Voting Proxy dated May 28, 1998, Dr. Lopez has the right to vote all shares of Common Stock held by Transition Partners Limited, whether acquired pursuant to the Merger Agreement or acquired by Transition Partners thereafter. Such Voting Proxy is irrevocable and is in effect until May 21, 2000 or until neither Transition Partners nor its affiliates hold any shares of Common Stock.

      In connection with the Merger Agreement, Dr. Lopez agreed not to transfer the 1,307,310 shares of Common Stock held by him until May 22, 1999.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -- Agreement and Plan of Merger dated as of May 12, 1998 by and among Gray Wolf Technologies, Inc., Gray Wolf Acquisition Corp, and REAADS Medical Products, Inc. (filed as Exhibit 2.1 to the Company's Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on June 29, 1998 and incorporated by reference thereto)

     Exhibit B -- First Amendment to Agreement and Plan of Merger dated as of May 22, 1998 by and among Gray Wolf Technologies, Inc., Gray Wolf Acquisition Corp, and REAADS Medical Products, Inc. (filed as Exhibit 2.2 to the Company's Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on June 29, 1998 and incorporated by reference thereto)

     Exhibit C -- Third Amendment to Agreement and Plan of Merger dated as of June 17, 1998 by and among Gray Wolf Technologies, Inc., Gray Wolf Acquisition Corp, and REAADS Medical Products, Inc. (filed as Exhibit 2.3 to the Company's Registration Statement on Form 10-SB filed with the Securities

Corgenix Medical Corporation                                   Page 5 of 6 Pages
SCHEDULE 13D                                                     October 7, 1998

                  and Exchange Commission on June 29, 1998 and incorporated by reference thereto)

     Exhibit D -- Voting Proxy dated May 29, 1998 executed by Transition
                  Partners Limited in favor of Luis R. Lopez

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 1998

                                              /S/ LUIS R. LOPEZ
                                             -----------------------------------
                                              Luis R. Lopez